FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of December 2003

                               16th December 2003

                                  NDS GROUP PLC
                                  -------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X| Form 40-F |_|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes |_| No |X|


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not Applicable
                                 --------------

     NDS Completes Acquisition of Thomson's MEDIAHIGHWAY; Caroline Le Bigot Appointed NDS Vice President & General Manager Of NDS Technologies, France

    LONDON & PARIS--(BUSINESS WIRE)--Dec. 16, 2003--NDS, a News Corporation company, and a leading provider of technology solutions for digital pay-TV, today announced the completion of the acquisition of Thomson's MEDIAHIGHWAY business that was announced on September 13th, 2003 following the receipt of certain regulatory approvals and the fulfillment of certain other conditions. NDS has acquired the business for a total consideration of EUR60 million in cash funded from its existing cash reserves.
    NDS also announced the appointment of Caroline Le Bigot as NDS Vice President & General Manager of NDS Technologies, France, which employs over 300 people. For the past four years, Caroline has held senior positions at Thomson, initially as VP of Broadband Access Products for Europe and Asia and latterly as VP of Cable Business and Retail Digital Decoders Worldwide. Prior to Thomson, Caroline spent three years with Gemplus as General Manager of their Southern EMEA Division after 11 years at Apple Computer. Her career at Apple included many different sales and marketing roles, culminating with the position of Marketing Director for their EMEA Publishing and Media Division.
    Dr. Abe Peled, President and CEO of NDS said, "NDS is delighted to add MediaHighway to its successful business and we welcome all of the new employees. In particular I'm pleased to welcome Caroline to NDS. Her experience will be especially valuable as we continue to build upon our position as the number one provider of technology solutions for digital pay-TV. Her management and marketing skills and experience in international business will be of great value to NDS."

    About NDS

    NDS Group plc (NASDAQ/Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain 'forward-looking statements' with the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The 'forward-looking statements' included in this document are made only as of the date of this document and we do not have any obligation to publicly update any 'forward-looking statements' to reflect subsequent events or circumstances.


    CONTACT: NDS Group plc
             Margot Field, +44 (0) 20 8476 8158
             mfield@ndsuk.com
             or:
             Shared Value
             Alex Dee, +44 (0) 20 7321 5010
             adee@sharedvalue.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NDS Group plc

Date:    16th December 2003
                                              By:    /s/ CRK Medlock
                                                     ---------------
                                                     CRK Medlock
                                                     Chief Financial Officer